Exhibit 99.1
ArcelorMittal announces updated financial calendar for 2025
4 April 2025, 18:04 CEST

ArcelorMittal today announces a revision to its financial calendar for 2025. The Q1 2025 earnings results initially scheduled on 2 May 2025 and announced by way of a press release dated 6 December 2024 will now be published on 30 April 2025. The remainder of the financial calendar for 2025 remains unchanged.

Earnings results announcements:

•31 July 2025: Q2 and half year 2025
•6 November 2025: Q3 2025

Annual General Meeting of Shareholders:

•6 May 2025
ENDS
About ArcelorMittal

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com